FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

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1.	Letter to the Buenos Aires Stock Exchange dated March 29, 2006 entitled “Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for April 27, 2006.”

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FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 29, 2006

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for April 27, 2006

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company, in its meeting Nº 200 held on March 28, 2006.

We hereby attach:

a)	Relevant part of the Minutes of the Board of Directors Meeting No. 200, that includes the proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

b)	The Notice of Summons of the Shareholders Meeting.

c)	The Minute Nº 31 of the Audit Committee with the opinion regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to: i) designation of External Auditors for Fiscal Year 2006; ii) Remuneration to the Board of Directors for Fiscal Year 2006; and iii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2005.

Sincerely,

María Delia Carrera Sala

Attorney-in-fact

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TELECOM ARGENTINA S.A.

Minutes of the Board of Directors Meeting No. 200

(Relevant Part)

In the City of Buenos Aires, on March 28, 2006, at 10:30 AM, the acting Directors and acting members of the Surveillance Committee that sign below meet at the Corporate Building of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”). The C.E.O. of the Company, Mr Carlos Felices, is also attending the meeting. The Chairman of the Board of Directors chairs the meeting that after checking the existence of quorum, submits for the consideration the following issues:

I.	SUMMONS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING AND SPECIAL MEETING OF CLASS “C” SHAREHOLDERS.

Mr. Vazquez states that it corresponds to set a date for the Shareholder Meeting that will deal with the documentation related to the seventeenth fiscal year closed on December 31, 2005, as well as to determine the Agenda, and proceed with the summons.

With respect to the Retained Earnings, the proposal to absorb losses with the Legal Reserve and the Adjustment of the Capital Stock Account, the treatment of this matter is competence of the Extraordinary Shareholders Meeting, as the Regulation of the Comisión Nacional de Valores determines that the Adjustment of the Capital Stock Account is part of the “Capital Stock” of the Company to the effects of the Article 206 of the Argentine Corporate Law.

Mr. Vazquez adds that the Executive Committee of the Employee Stock Ownership Program (the “PPP” or the “Program”) under which the Class “C” Shares of the Company are affected, has requested by means of a note received on March 20, 2006, to include in the Agenda of the Annual Shareholder Meeting “an item that allows to delegate to the Board of Directors the powers to convert the Class “C” Shares of the PPP into Class “B” Shares in accordance to the By-Laws of Telecom”, expressing that “such delegation in the Board of Directors would allow the liquidation of the Program in a more agile and orderly manner, in accordance to the need of both the Company and the Program”. Moreover, the Executive Committee of the Program has informed that it has called for a Federal Meeting of the PPP for March 31, 2006 in order to deal with a Report of the situation of the PPP, the course of action to be take with respect to the liquidation of the Guarantee and Repurchase Fund and the granting of a mandate to the Executive Committee to vote in the next General Ordinary Shareholders Meeting of Telecom Argentina.

The Chairman of the Board expresses that the Class C Shares that are included in the Capital Stock of Telecom Argentina amount to 45,932,738, of which the majority forms part of the Guarantee and Repurchase Fund of the PPP, and the rest is under the name of individual holders as registered in the Shareholders Registrar of the Company that is being managed by the Caja de Valores S.A.. These individual holders have also requested the Company to convert their shares into Class “B”.

With respect to the legal situation of the shares of the Guarantee and Repurchase Fund, reports have been requested to the Banco Ciudad de Buenos Aires (Trustee of the Program) and the Caja de Valores S.A., that in turn have responded on March 20, 2006 and March 21, 2006, where it arises that to such dates an amount of 41,328,611 Class “C”

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Shares are restricted due to legal actions. Mr. Vazquez adds that it must be noted that in March 2000 the Company received a note from the Overseer of the PPP where it was informed that a judicial resolution related to the case “Garcias de Vicchi, Amerinda y Otros c/Sindicación de Acciones Clase “C”·del Programa de Participación Participada” where a precautionary action ordered the suspension of the Extraordinary And Special Shareholders Meetings of Class “C” Shares that the Board of Directors of Telecom had summoned for March 14, 2000 to deal with the conversion of the shares of Class “C” into “Class “B”. This precautionary action was ordered on the amount of 45,932,738 Class “C” Shares that at that time were part of the Guarantee and Repurchase Fund, and the mentioned Meetings were able to deal with and approve the conversion of Class “C” Shares that were not part of the Guarantee and Repurchase Fund. Up to date, the Company has not received any notification with respect to the validity or the lifting of the mentioned precautionary action. With respect to this legal situation – the Chairman adds that – in the case the request of the Executive Committee of the PPP is accepted, the treatment of the item of the Agenda should be conditioned to the determination within the period that if left until the Shareholders Meeting is held, of the legal feasibility of the issue and in such case the item should be accepted. In this sense, consultation and legal opinions that the Board of Directors deems necessary must be requested or obtained.

The Directors exchange ideas with respect to the request of the Executive Committee of the PPP and resolve to accept such request under the condition expressed by the Chairman of the Board with respect to the need to determine the legal feasibility of the treatment of the issue by the Shareholders Meeting. Moreover, it is resolved by unanimous decision to inform the Executive Committee of the Program that the process of conversion and subsequent sale by the holders of the converted shares must be done in accordance to the best market practices and taking into account the interest of all shareholders.

After deliberation on all that expressed by the Chairman, the Board of Directors resolves by unanimous decision to summon the Shareholders of the Company to a General Ordinary and Extraordinary Shareholders Meeting and a Special Meeting of Class “C” Shares to be held on March 27, 2006 at 10:00 AM, for the first call and 11:00 AM for the second call (for those issues related to the Ordinary Shareholders Meeting) at the Corporate Building located at Ave. Alicia Moreau de Justo 50, Ground Floor, Buenos Aires, Argentina, in order to consider the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes.

2)	Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 17th fiscal year ended on December 31, 2005.

3)	Consideration of the Retained Earnings as of December 31, 2005 and of Company’s status under Section 206 of the Corporate Law. The Proposal of the Board of Directors to allocate to the absorption of losses accumulated as of December 31, 2005 the aggregate Legal Reserve (P$277 million ) and the amount of P$356 million from the Adjustment of Common Stock Account thus transferring the negative balance of P$1,836 million to the new fiscal year.

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4)	Review of the performance of the Board of Directors and the Surveillance Committee acting during the 17th fiscal year.

5)	Review of the Board of Directors’ compensation (P$1,720,000 ,- allocated amount) for the fiscal year ended on December 31, 2005, which recorded a loss under the terms of the Regulation of the Comisión Nacional de Valores.

6)	Authorization to the Board of Directors to make advance payments of fees payable up to P$1,900,000 to those directors who during the 18th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, contingent upon the decision passed at the shareholders meeting that reviews the documents of such fiscal year.

7)	Fees payable to the Surveillance Committee acting during the 17th fiscal year.

8)	Establishing the number of regular and alternate directors who shall hold office during the 18th fiscal year.

9)	Election of regular and alternate directors to serve during the 18th fiscal year.

10)	Election of regular and alternate members of the Surveillance Committee for the 18th fiscal year.

11)	Appointment of the independent auditors who shall review the financial statements for the 18th fiscal year and establishing their compensation as well as that payable to the auditors acting during the fiscal year ended on December 31, 2005.

12)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2006.

13)	Discussion of delegation of authority to the Board of Directors to convert up to 45.932.738 common book-entry Class “C” shares (mostly affected shares to the Employee Stock Ownership Program) having a par value of P$1 each and carrying one vote per share, into the same number of common book-entry Class “B” shares having a par value of P$1 each and carrying one vote per share. Conversion shall take place on one or more opportunities, depending on the number of Class C Shares that the Banco de la Ciudad de Buenos Aires (Trustee of the Program) determines to have met the requirements to be eligible for conversion. Authorization of the Board of Directors to sub-delegate to certain members and/or senior management officers such powers as the Shareholders Meeting may delegate to it. Appointment of the individuals authorized to take the necessary steps concerning the authorizations for the public offer and listing transfer of the shares whose conversion is approved.

14)	Ratification by Class “C” Shares of the decisions made at the Shareholders General Meeting in respect of item 13 of the Agenda.”

THE BOARD OF DIRECTORS.

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Note 1: Items 3 and 13 of the Agenda shall be considered according to the regulation applicable to the extraordinary shareholders meeting, item 14 shall be discussed at a Special Class “C” Shares meeting and the other items shall be dealt with according to the regulations governing ordinary shareholders meetings.

Note 2: Items 13 and 14 of the Agenda shall only be discussed if, prior to the date of the Meeting, it is possible to determine that the Meeting complies with the legal requirements to consider and approve such issues. For such purpose, the Board of Directors shall make such inquiries and request such legal opinions as it may consider necessary and inform the result thereof at the Meeting.

Note 3: To attend the Meeting, shareholders are required to deposit the book-entry share certificates of ownership issued for such purpose by Caja de Valores S.A., no later than three business days prior to the specified date, at Avda. Alicia Moreau de Justo Nº. 50, 13th floor, City of Buenos Aires, from 10 A.M to 12 A.M. and from 3:00 P.M. to 5:00 P.M. The deadline is April 21, 2006, at 5:00 P.M..

Note 4: The documents to be reviewed at the Meeting, including the Board of Directors’ proposals on the relevant issues, are available at Telecom Argentina web site: www.telecom.com.ar. Additionally, printed copies of such documents may be obtained at the location and time indicated Note 3.

Note 5: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and last name or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 6: Those registered to participate at the Meeting, either as depositories or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Rules in order to qualify to issue votes in a divergent manner.

Note 7: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

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II.	PROPOSALS OF THE BOARD OF DIRECTORS ON THE ISSUES TO BE DEALT WITH AT THE SHAREHOLDERS MEETING

Following, the Chairman of the Board expresses that according to Article 71 of Law Nº 17.811 (included by the Decree 677/01) that determines that 20 days in anticipation to the shareholder meetings, the Board of Directors must make available to the shareholders the relevant information concerning the meeting, “including the proposals of the Board of Directors”. Consequently the Board of Directors must formulate the proposals that deems convenient on the issues that will be dealt with at the summoned Shareholders Meeting.

With respect to the proposals to be formulated at the meeting regarding: i) fees to be paid to the Board of Directors for fiscal year 2005, ii) designation of External Auditors for Fiscal Year 2006; ii) Remuneration to the Board of Directors for Fiscal Year 2006; and iii) Fees of the External Auditors for the Financial Statements of Fiscal Year 2005, an opinion was obtained from the Audit Committee, that in all cases was favorable to the proposals of the Board of Directors. Moreover, the Audit Committee has evaluated the resources that deems necessary to develop its tasks during fiscal year 2006, in order to request approval to the Shareholders Meeting of such budget. The Directors and members of the Surveillance Committee have received copies of the opinion of the Audit Committee related to the proposals that were submitted for its consideration, in anticipation to the meeting.

After discussing on the matters expressed by the Chairman, the Board of Directors resolves to formulate to the shareholders the following proposals with respect to the issues that will be considered by them at the Ordinary and Extraordinary Shareholders Meeting, and the Special Meeting of Class “C” Shareholders, summoned for March 27, 2006:

First item: The Board proposes the appointment of the two shareholders (or shareholders’ representatives) who registered the greatest number of shares to participate at the Meeting.

Second item: The Board proposes the approval of the documents of fiscal year ended on December 31, 2005 (Annual Report, Summary Information, Report under Section 68 of the Listing Regulation of the Bolsa de Comercio de Buenos Aires, Financial Statements with all Schedules, Notes and Exhibits thereto, Report of Surveillance Committee, Annual Report submitted by the Audit Committee, and all other documents of the fiscal year, including documents in English language required by the Securities & Exchange Commission), as submitted by the Board of Directors, the Surveillance Committee, and the Audit Committee.

Third item: The Board of Directors proposes, in order to modify the Company’s status under section 206 of the Corporate Law, the approval of the allocation of the aggregate Legal Reserve (P$277 million ) and of the amount of P$356 million from the Adjustment of Common Stock Account to the absorption of losses accumulated as of December 31, 2005, thus transferring the negative balance of P$1,836 million to the new fiscal year.

Fourth item: The Meeting shall review the performance of the members of the Board of Directors and of the Surveillance Committee acting during fiscal year ended December 31, 2005.

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Fifth item: An aggregate compensation of P$1,720,000.- is proposed to be assigned to the Board of Directors acting during fiscal year 2005 to be distributed among independent directors in the manner decided by the Board of Directors. In the opinion of the Audit Committee, and of the Surveillance Committee at the Audit Committee’s request, this proposal and the one included in the following item are reasonable.

Sixth item: It is proposed that the Meeting authorizes the Board of Directors to make advance payments up to an aggregate amount of P$1,900,000.- to those directors acting as “independent directors” or performing technical and administrative tasks or special assignments during fiscal year ending on December 31, 2006 and to increase such amount in the event of inflation.

Seventh item: An aggregate compensation of P$300,000.- is proposed to be distributed among regular members of the Surveillance Committee in such manner as they may agree.

Eighth item: It is proposed to set the number of regular directors at six (6) and the number of alternate directors at six (6) to act during fiscal year ending December 31, 2006.

Ninth and Tenth items: The Board of Directors abstains from submitting a proposal in respect of these items and reminds the shareholders who propose candidates to serve on the Board of Directors and the Surveillance Committee of the requirement to inform the Meeting if the candidates are “independent” or “non-independent”. The Board of Directors reminds the shareholders that, of the total number of directors to be appointed to the Audit Committee, at least three regular directors must be “independent” under Rule 10 A-3 of the Securities & Exchange Commission, and at least two of them must be independent under the rules of the Comisión Nacional de Valores. Furthermore, one or more substitute members qualifying as “independent directors” under both regulations must be appointed for the replacement of regular Audit Committee members.

Eleventh item: The Board of Directors proposes that the accounting firm “Price Waterhouse&Co. S.R.L.”, which acted as Independent Auditors of the Company during fiscal year 2005, should be appointed for the same position for the fiscal year ending on December 31, 2006. It also proposes that its compensation be established at the Meeting reviewing the documents of the fiscal year ending on December 31, 2006, and delegates to the Audit Committee the powers to determine how the service will be rendered and to make advance payments of fees. In respect of compensation for financial statement auditing services rendered by the Independent Auditors during fiscal year ended December 31, 2005, it is proposed that total compensation be set at P$890,000.- (without VAT).

Twelfth item: In accordance with the estimate made by the Audit Committee, the Board of Directors proposes that the budget for the operation of the Audit Committee during fiscal year ending December 31, 2006 be fixed at P$600,000.-

Thirteenth item: If it is determined that there are no legal impediments for the Shareholders Meeting to deal with this issue, that will be informed at the Meeting, the Board of Directors proposes to delegate authority to convert up to 45,932,738 common book-entry Class “C” shares into the same number of Class “B” shares on one or more opportunities, depending on the number of Class “C” Shares that the Banco de la Ciudad de Buenos Aires (Trustee of the Program) determines to have met the requirements to be

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eligible for conversion. It is also proposed that the Board of Directors be granted the authority to sub-delegate to certain members and/or senior management officers such powers as the Shareholders Meeting may delegate to it.

Fourteenth item: It is Class C Shareholders Special Meeting´s decision whether to ratify the resolutions made at the Shareholders General Meeting in respect of item 13 of the Agenda.

Not having additional issues to be discussed, the meeting is adjourned at 11:20 A.M., after the Directors and members of the Surveillance Committee that sign below have read and approved this Minute.

SIGNED BY: Directors: Amadeo R.Vazquez, Gerardo Werthein, Oscar C. Cristianci, Jorge A. Firpo, Raúl A. Miranda, Julio P. Naveyra. Members of the Surveillance Committee: Enrique Garrido, Silvia G. Poratelli, Gerardo Prieto.-

Dr. Amadeo R. Vázquez

Chairman of the Board of Directors

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TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY AND EXTRAORDINARY SHAREHOLDERS GENERAL

MEETING AND CLASS C SHAREHOLDERS SPECIAL MEETING

Shareholders are hereby invited to attend the Shareholders Ordinary and Extraordinary General Meeting and Class C Shareholders Special Meeting to be held at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, on April 27, 2006, at 10:00 a.m. for the first call, and at 11:00 a.m. for the second call (for matters to be discussed at the Ordinary Meeting) in order to deal with the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes.

2)	Review of the documents provided for in Section 234, Subsection 1 of Law Nº 19,550, the Comisión Nacional de Valores Regulation and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English language required by the U.S. Securities & Exchange Commission regulation for the 17th fiscal year ended on December 31, 2005.

3)	Consideration of the Retained Earnings as of December 31, 2005 and of Company’s status under Section 206 of the Corporate Law. The Proposal of the Board of Directors to allocate to the absorption of losses accumulated as of December 31, 2005 the aggregate Legal Reserve (P$277 million ) and the amount of P$356 million from the Adjustment of Common Stock Account thus transferring the negative balance of P$1,836 million to the new fiscal year.

4)	Review of the performance of the Board of Directors and the Surveillance Committee acting during the 17th fiscal year.

5)	Review of the Board of Directors’ compensation (P$1,720,000 ,- allocated amount) for the fiscal year ended on December 31, 2005, which recorded a loss under the terms of the Regulation of the Comisión Nacional de Valores.

6)	Authorization to the Board of Directors to make advance payments of fees payable up to P$1,900,000 to those directors who during the 18th fiscal year qualify as “independent directors”, or to those who perform technical and administrative tasks or special assignments, contingent upon the decision passed at the shareholders meeting that reviews the documents of such fiscal year.

7)	Fees payable to the Surveillance Committee acting during the 17th fiscal year.

8)	Establishing the number of regular and alternate directors who shall hold office during the 18th fiscal year.

9)	Election of regular and alternate directors to serve during the 18th fiscal year.

10)	Election of regular and alternate members of the Surveillance Committee for the 18th fiscal year.

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11)	Appointment of the independent auditors who shall review the financial statements for the 18th fiscal year and establishing their compensation as well as that payable to the auditors acting during the fiscal year ended on December 31, 2005.

12)	Consideration of the budget to be assigned to the Audit Committee for fiscal year 2006.

13)	Discussion of delegation of authority to the Board of Directors to convert up to 45.932.738 common book-entry Class “C” shares (mostly affected shares to the Employee Stock Ownership Program) having a par value of P$1 each and carrying one vote per share, into the same number of common book-entry Class “B” shares having a par value of P$1 each and carrying one vote per share. Conversion shall take place on one or more opportunities, depending on the number of Class C Shares that the Banco de la Ciudad de Buenos Aires (Trustee of the Program) determines to have met the requirements to be eligible for conversion. Authorization of the Board of Directors to sub-delegate to certain members and/or senior management officers such powers as the Shareholders Meeting may delegate to it. Appointment of the individuals authorized to take the necessary steps concerning the authorizations for the public offer and listing transfer of the shares whose conversion is approved.

14)	Ratification by Class “C” Shares of the decisions made at the Shareholders General Meeting in respect of item 13 of the Agenda.”

THE BOARD OF DIRECTORS.

Note 1: Items 3 and 13 of the Agenda shall be considered according to the regulation applicable to the extraordinary shareholders meeting, item 14 shall be discussed at a Special Class “C” Shares meeting and the other items shall be dealt with according to the regulations governing ordinary shareholders meetings.

Note 2: Items 13 and 14 of the Agenda shall only be discussed if, prior to the date of the Meeting, it is possible to determine that the Meeting complies with the legal requirements to consider and approve such issues. For such purpose, the Board of Directors shall make such inquiries and request such legal opinions as it may consider necessary and inform the result thereof at the Meeting.

Note 3: To attend the Meeting, shareholders are required to deposit the book-entry share certificates of ownership issued for such purpose by Caja de Valores S.A., no later than three business days prior to the specified date, at Avda. Alicia Moreau de Justo Nº. 50, 13th floor, City of Buenos Aires, from 10 A.M to 12 A.M. and from 3:00 P.M. to 5:00 P.M. The deadline is April 21, 2006, at 5:00 P.M..

Note 4: The documents to be reviewed at the Meeting, including the Board of Directors’ proposals on the relevant issues, are available at Telecom Argentina web site: www.telecom.com.ar. Additionally, printed copies of such documents may be obtained at the location and time indicated Note 3.

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Note 5: Pursuant to the provisions of General Resolution No. 465/2004 of the CNV, at the time of registration to participate at the Meeting, shareholders must supply the following information: name and last name or full corporate name; type and number of identity document (in the case of individuals) or registration details (in the case of legal entities), indicating Register, jurisdiction and domicile, specifying type. The same data shall be provided by the person attending the Meeting in the name and on behalf of the shareholder.

Note 6: Those registered to participate at the Meeting, either as depositories or administrators of third-party holdings, are reminded of the need to comply with the requirements of Paragraph II.9 of the CNV Rules in order to qualify to issue votes in a divergent manner.

Note 7: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

Amadeo Ramón Vázquez

Chairman of the Board of Directors

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MINUTES OF

AUDIT COMMITTEE MEETING N°31

PARTICIPANT MEMBERS:	Mr Julio P. Naveyra, Amadeo R. Vazquez and Raúl A. Miranda.

SECRETARY:	Mr. Héctor Caram

EXTERNAL ADVISOR:	Mr. Carlos Fernandez Funes

DATE OF MEETING:	March 28, 2006

RELEVANT PART:

OPINION OF THE PROPOSALS THAT THE BOARD OF DIRECTORS HAS THE INTENTION TO PRESENT TO THE GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

Mr Naveira states that the Board of Directors of the Company, in accordance with articles 13 and 15, sections a) and e) of the Decree 677/01, has requested the Audit Committee to issue an opinion of the proposals that the Board of Directors has the intention to present to the General Ordinary Annual Shareholders Meeting, with respect to:

a) Appointment of Price Waterhouse & Co. S.R.L. as External Auditors of the Financial Statements of the Company, corresponding to the fiscal year to be ended in December 31, 2006.

b) The compensation of P$1,720,000 to the Board of Directors in office during fiscal year 2005, to be distributed among the independent directors or those that performed special tasks, in the manner to be decided by the Board of Directors. Furthermore, the Board of Directors would propose to be authorized by the Shareholders Meeting to make advance payments up to a global amount of P$1,900,000 to the directors that will perform as “independent directors” or those that perform technical-administrative or special tasks during the fiscal year that will closes in December 31, 2006, allowing to increase such amount in the case of inflation.

c) The proposal to pay the sum of P$890,000, without VAT, to Price Waterhouse & Co. S.R.L. for their services as External Auditors of the Financial Statements of Telecom corresponding to fiscal year 2005.

Mr. Naveyra adds that the Board of Directors has also requested an estimate of the amount of money that must be proposed for approval of the Shareholders Meeting, as a budget for the operation of the Audit Committee during fiscal year 2006.

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1) Opinion of the proposal of designation of External Auditors for Fiscal Year 2006.

The Board of Directors will propose the designation of Price Waterhouse & Co. S.R.L. (“Price”) as Auditors to the Financial Statements of the fiscal year 2006, where Mr. Juan Carlos Grassi will act as Acting Certified Public Accountant while Mr. Carlos Nestor Martínez and Mrs. Patricia Giordano will act as alternates.

The Audit Committee discusses the firm’s background and the performance of recent fiscal years and resolves by unanimous decision to pass to the Board of Directors a favorable opinion of its proposal to designate Price as External Auditors for the fiscal year 2006. In this regard, it must be noted that the reasons that support this opinion are the same to those expressed in the report dated March 17, 2005 issued at the time of the proposal to designate Price as External Auditors for the Financial Statements of the previous fiscal year, being:

•	Price is one of the most renowned and prestigious accounting firms, both locally and internationally, that has performed and continues to perform external audit functions in some companies and corporations, has vast experience in the matter.

•	Except for fiscal years 2001 and 2002, Price has performed as External Auditors of the Financial Statements of Telecom since its constitution (in some fiscal years as joint-auditor), without receiving any objection from regulators or shareholders. In fiscal years 2004 and 2005, Price was the exclusive External Auditor, having performed its activities in satisfactory form and with due independence, as expressed in the annual reports that this Committee has presented to the Board of Directors of the Company.

•	The professional solvency of the partners and working group of Price that has being performing the external audit in Telecom and the knowledge acquired of the Company, its accounts and internal controls, make advisable their continuity in the position, due to the accumulated experience, added to the proven independence and efficiency with which it has performed its functions, that constitute an important support for their performance in the new fiscal year.

2) Opinion of the proposal of compensation of the Board of Directors of Fiscal Year 2005 and advance payments for those to perform during Fiscal Year 2006.

The Board of Directors has the intention to propose to the Shareholders Meeting to allocate a total remuneration of P$1,720,000 to be distributed among independent directors or those that have performed special tasks, in the manner to be decided by the Board of Directors, having to consider that the Directors Mr. Oscar C. Cristianci, Mr. Jorge Firpo and Mr. Gerardo Werthein, as well as Mr. Alberto Y. Messano that acted as Director up to August 2005 have resigned to perceive any renumeration for their performance during fiscal year 2005.

Furthermore, it would propose to the Shareholders Meeting to authorize the Board of Directors to make advance payments up to an amount of P$1,900,000 to the directors that during the fiscal year that ends in December 31, 2006 perform as “independent directors” or that perform technical-administrative or special tasks, authorizing to increase such amount in the case of inflation.

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In accordance to Article 15 Section e) of Decree Nº677/01, the Audit Committee has to issue an opinion with respect to the reasonability of the proposal. In order to evaluate the proposal, a comparison of the amount proposed by the Board of Directors with remunerations paid to independent directors of other locally and internationally listed Argentine corporations, as the case of Telecom, having requested this information to a specialized firm. Based on this information, the remuneration proposed by the Board of Directors seems reasonable.

Notwithstanding, the three members of the Audit Committee are independent directors and have taking into account the resignation to perceive fees by the remaining directors, they would be receiving the entire amount of the fees determined by the Shareholders Meeting for the Board of Directors. Therefore, they have requested the Surveillance Committee to pronounce itself with respect to this issue, receiving an opinion in this manner:

“Buenos Aires, March 27, 2006

Members of the Audit Committee

of Telecom Argentina S.A.

Dear Sirs;

In our role as acting members of the Surveillance Committee of Telecom Argentina S.A. (the “Company”) and with respect to your request, we have considered the reasonability of the amount of fees that the Board of Directors would propose to the Shareholders Meeting as remuneration for the independent directors as well as to the members of the Audit Committee for fiscal year 2005 (P$1,720,000 ).

We have compared the proposed remuneration to that paid by the Company in previous fiscal years and with fees paid by other similar corporations, in accordance to the information received by a specialized independent firm.

Our evaluation indicates that the remuneration proposed by the Board of Directors for independent directors that acted during fiscal year 2005 seems “adequate” in the terms of the Article 2ª Subsection D) of Chapter III of the Comisión Nacional de Valores Regulation, taking into account the responsibilities, representations, technical tasks, dedication, competence and professional reputation of the independent directors that would perceive such fees and the market value of their services.

We also judge reasonable the proposal to empower the Board of Directors to perform advances to the independent directors or to those that perform special tasks during fiscal year 2006, up to an amount of P$1,900,000.-, as it is the market practice.

Yours sincerely,

Signed by Enrique Garrido, Gerardo Prieto, Silvia G. Poratelli.”

Due to the above mentioned, and to that expressed by the Surveillance Committee, we understand that in the case to be approved by the Shareholders Meeting as one of the points of the Agenda, in accordance to the Chapter III of the Regulation of the Comisión Nacional de Valores, the payment of the proposed fee by the Board of Directors will not violate any law, regulation or statute applicable to the Company, resulting reasonable and adequate to market levels.

Item 1

3) Fees to be payable to External Auditors of Fiscal Year 2004.

The Board of Directors has the intention to propose to the Shareholders Meeting to approve a payment to Price Waterhouse & Co. S.R.L. for their services as External Auditors of the Financial Statements of Telecom Argentina S.A. corresponding to fiscal year 2005 of P$890,000 , without VAT, and has requested the opinion of the Audit Committee regarding the reasonability of such proposal.

The Audit Committee considers that the fees are appropriate taking into account the importance, magnitude and quality of the tasks performed by the External Auditors, and the proposed fees are within the range of fees approved by other listed companies, with similar characteristics of Telecom; it concludes that the sum of P$890,000 that the Board of Directors would propose to the Shareholders Meeting is deemed reasonable.

4) Budget for the operation of the Audit Committee during Fiscal Year 2005.

The Board of Directors has requested the Audit Committee to estimate an amount of money that must be proposed for approval of the Shareholders Meeting, in concept of budget for the operation of the Audit Committee during Fiscal Year 2006.

After discussing the matter, considering the experience gained during the last fiscal year, the training and advisory needs estimated for the current year, and the hiring of services related to evaluations and testing of internal controls and the implementation of the channels that will receive allegations, the Audit Committee resolves to request to the Shareholders Meeting to approve an operative budget of P$600,000 for fiscal year 2006.

Signed by: Julio P. Naveyra	Amadeo R. Vazquez	Raúl A. Miranda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 30, 2006	By:	/s/ Gerardo Werthein
	Name:	Gerardo Werthein
	Title:	Vice-President